



Rock Robinson IV · 2nd in   eCarra

CEO at eCarra a tech platform for electric mobility.

Dallas-Fort Worth Metroplex · 500+ connections · **Contact info**

Featured



'Rides That Matter': New Dallas Rideshare Service Uses Only Electric Cars

Dallas Innovates

When riding with eCarra, customers get an eco-friendly, clean, luxury ride in a Tesla. It's what the...



eCarra.com
YouTube

Have you heard about it?

Activity

2,844 followers



This is huge! Excellence.... Gig Wage - The Future of Work go get it!!

Rock shared this

4 Reactions



Car design is about to change forever. This video encapsulates how

Rock shared this

5 Reactions

Experience



eCarra
4 yrs



CEO
Aug 2018 – Present · 2 yrs 3 mos
Frisco

eCarra is a zero emissions mobility company that
accelerate the adoption of electric vehicles by pio
eCarra brings the growing tech-centric population



Co-Founder and CEO
Self-employed
Nov 2016 – Present · 4 yrs
Plano, Texas

eCarra is a zero emissions mobility company that
accelerate the adoption of electric vehicles by pio
eCarra brings the growing tech-centric population and automakers together in real time.

 **eCarra**

 **Discover**

Founder
Stay Savvi
Sep 2016 – Present · 4 yrs 2 mos
6010 West spring creek

Anytime, anywhere support for you and your devices.

   



Apple
2 yrs 3 mos



Business Expert
Jan 2016 – Sep 2016 · 9 mos
Dallas, Texas



Business Development
Jul 2014 – Sep 2016 · 2 yrs 3 mos
Southlake, Texas

Vice President
Shea Motors
Feb 2010 – Aug 2014 · 4 yrs 7 mos
Plano Tx

Creatively finding buyers and connecting them to
have connected hundreds of car buyers to vehicle
a 2% heat case rate, by putting customer service
over 300 cars. Negotiating is of utmost importanc

President
Astro Events of Atlanta/Dallas
Aug 2005 – Sep 2011 · 6 yrs 2 mos
Greater Atlanta Area, Dallas

Party rentals and sales. From 2005 to 2011 we se
$2m in sales in just 5 years. We specialize in inflat
supplies. Astrojump provided excellent service an

Show 3 more experiences ⌄

Education

Oral Roberts University
Business, Management, Marketing
1997 – 2000

Lamar high school
Industrial Technology/Technician, 12th
1989 – 1992
Activities and Societies: Industrial Technology, state championship

Volunteer Experience



Fundraiser
Hope's Door
Nov 2015 – 2016 • 1 yr
Animal Welfare

Every year we raise money to give women and chi

Skills & Endorsements

Sales · 47



Endorsed by **Ana Deteau and 1 other who is highly skilled at this**

Customer Service · 46



Endorsed by **LaChanda Horton and 2 others who are highly skilled at this**

Team Building · 32



Endorsed by **2 of Rock's colleagues at Apple**

Show more

Recommendations

Received (0)   **Given (1)**

Mandy Thompson
Sr. Business Development Manager at ApTask

October 15, 2018, Rock was a client of Mandy's

Very motivated and passionate about connecting the right people!

Accomplishments

2 **Projects**

Mentor Team at Apple • WiT Project

Interests

ExxonMobil
2,159,157 followers

Tesla Motors fan's club
8,262 members

Mark Cuban in
President
6,231,841 followers

See all